The following principal investment strategy for Fidelity Series Small Cap Opportunities Fund took effect on November 12, 2009.

FMR allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities. FMR expects the fund's sector allocations will approximate the sector weightings of the Russell 2000 Index. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.